Exhibit 28A

First Chicago Credit Card Master Trust II

Excess Spread Analysis—September 2002

Series	95-M	95-O	96-S	97-U	99-X	99-Y
Deal Size	$500MM	$500MM	$700MM	$400MM	$750MM	$550MM
Expected Maturity	10/15/2002	12/16/2002	12/16/2002	10/15/2002	6/16/2003	8/15/2003

Yield	19.66%	19.66%	19.66%	19.66%	19.66%	19.66%
Less: Coupon	2.06%	2.08%	2.00%	1.98%	2.07%	2.08%
Servicing Fee	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%
Net Credit Losses	5.25%	5.25%	5.25%	5.25%	5.25%	5.25%
Excess Spread:
September-02	10.85%	10.83%	10.91%	10.93%	10.84%	10.83%
August-02	11.33%	11.32%	11.41%	11.42%	11.33%	11.33%
July-02	11.13%	11.13%	11.21%	11.23%	11.14%	11.14%
Three Month Average Excess Spread	11.10%	11.09%	11.18%	11.19%	11.10%	11.10%

Delinquency:
30 to 59 Days	1.35%	1.35%	1.35%	1.35%	1.35%	1.35%
60 to 89 Days	0.83%	0.83%	0.83%	0.83%	0.83%	0.83%
90+ Days	1.53%	1.53%	1.53%	1.53%	1.53%	1.53%
Total	3.71%	3.71%	3.71%	3.71%	3.71%	3.71%

Payment Rate	30.73%	30.73%	30.73%	30.73%	30.73%	30.73%